Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON	DAVID M. SILK	51 WEST 52ND STREET		IGOR KIRMAN	JOSHUA A. FELTMAN
HERBERT M. WACHTELL	ROBIN PANOVKA	NEW YORK, N.Y. 10019-6150		JONATHAN M. MOSES	ELAINE P. GOLIN
PAUL VIZCARRONDO, JR.	DAVID A. KATZ	TELEPHONE:	(212) 403 -1000	T. EIKO STANGE	EMIL A. KLEINHAUS
PETER C. HEIN	ILENE KNABLE GOTTS	FACSIMILE:	(212) 403 -2000	DAVID A. SCHWARTZ	KARESSA L. CAIN
HAROLD S. NOVIKOFF	JEFFREY M. WINTNER			JOHN F. LYNCH	RONALD C. CHEN
THEODORE N. MIRVIS	TREVOR S. NORWITZ	GEORGE A. KATZ (1965-1989)		WILLIAM SAVITT	GORDON S. MOODIE
EDWARD D. HERLIHY	BEN M. GERMANA	JAMES H. FOGELSON (1967-1991)		ERIC M. ROSOF	DONGJU SONG
DANIEL A. NEFF	ANDREW J. NUSSBAUM	LEONARD M. ROSEN (1965-2014)		MARTIN J.E. ARMS	BRADLEY R. WILSON
ANDREW R. BROWNSTEIN	RACHELLE SILVERBERG			GREGORY E. OSTLING	GRAHAM W. MELI
PAUL K. ROWE	STEVEN A. COHEN	OF COUNSEL		DAVID B. ANDERS	GREGORY E. PESSIN
MARC WOLINSKY	DEBORAH L. PAUL			ANDREA K. WAHLQUIST	CARRIE M. REILLY
DAVID GRUENSTEIN	DAVID C. KARP	WILLIAM T. ALLEN	DAVID M. MURPHY	ADAM J. SHAPIRO	MARK F. VEBLEN
STEVEN A. ROSENBLUM	RICHARD K. KIM	MICHAEL H. BYOWITZ	DAVID S. NEILL	NELSON O. FITTS	VICTOR GOLDFELD
JOHN F. SAVARESE	JOSHUA R. CAMMAKER	PETER C. CANELLOS	BERNARD W. NUSSBAUM	JOSHUA M. HOLMES	EDWARD J. LEE
SCOTT K. CHARLES JODI J. SCHWARTZ ADAM O. EMMERICH GEORGE T. CONWAY III RALPH M. LEVENE RICHARD G. MASON MICHAEL J. SEGAL	MARK GORDON JOSEPH D. LARSON LAWRENCE S. MAKOW JEANNEMARIE O’BRIEN WAYNE M. CARLIN STEPHEN R. DiPRIMA NICHOLAS G. DEMMO	DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ MAURA R. GROSSMAN RICHARD D. KATCHER MEYER G. KOPLOW DOUGLAS K. MAYER ROBERT B. MAZUR MARSHALL L. MILLER PHILIP MINDLIN ROBERT M. MORGENTHAU	LAWRENCE B. PEDOWITZ ERIC S. ROBINSON PATRICIA A. ROBINSON* ERIC M. ROTH MICHAEL W. SCHWARTZ STEPHANIE J. SELIGMAN ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS ANTE VUCIC AMY R. WOLF	DAVID E. SHAPIRO DAMIAN G. DIDDEN IAN BOCZKO MATTHEW M. GUEST DAVID E. KAHAN DAVID K. LAM BENJAMIN M. ROTH	BRANDON C. PRICE KEVIN S. SCHWARTZ MICHAEL S. BENN SABASTIAN V. NILES ALISON ZIESKE PREISS

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

		DAVID M. ADLERSTEIN	PAULA N. GORDON
		AMANDA K. ALLEXON	NANCY B. GREENBAUM
		LOUIS J. BARASH	MARK A. KOENIG
		FRANCO CASTELLI	LAUREN M. KOFKE
		DIANNA CHEN	J. AUSTIN LYONS
		ANDREW J.H. CHEUNG	ALICIA C. McCARTHY
		PAMELA EHRENKRANZ	AMANDA N. PERSAUD
		KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
		UMUT ERGUN	S. CHRISTOPHER SZCZERBAN
ADAM M. GOGOLAK

May 23, 2016

VIA HAND DELIVERY AND EDGAR

Michael Clampitt

Senior Counsel

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Hampton Roads Bankshares, Inc.

Registration Statement on Form S-4

Filed April 7, 2016

File No. 333-210643

Dear Mr. Clampitt:

On behalf of Hampton Roads Bankshares, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-4 filed with the Commission on April 7, 2016 (the “Registration Statement”) contained in your letter dated May 4, 2016 (the

“Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter.  In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof, and we are separately furnishing to the Staff six courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.  For your convenience, we have set out the text of the comments from the Comment Letter followed by our responses.  Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Registration Statement on Form S-4

General

1.                                      With regard to the issuance of stock options, restricted stock and units and warrants in the exchange as described on pages 12 and 208, we note none of these derivative securities are being registered. With a view towards additional disclosure, please advise the staff as to what exemption from registration is being relied upon and the facts supporting the exemption.

Response:  The Company respectfully advises the Staff that the Company has registered the shares of Company common stock issuable or that may become issuable in respect of Xenith Bankshares, Inc.’s (“Xenith”) outstanding restricted stock awards, restricted stock unit awards, stock options and warrants, but has not registered any derivative securities to be issued in exchange for Xenith’s outstanding derivative securities because no offer or sale of such securities will occur in connection with the merger between the Company and Xenith for purposes of the Securities Act of 1933, as amended (the “Securities Act”).

Rule 145(a) under the Securities Act provides, in pertinent part, that an “offer, offer to sell, offer for sale, or sale shall be deemed to be involved, within the meaning of section 2(3) of the [Securities Act], so far as the security holders of a corporation or other person are concerned where, pursuant to statutory provisions of the jurisdiction under which such corporation or other person is organized, or pursuant to provisions contained in its certificate of incorporation or similar controlling instruments, or otherwise, there is submitted for the vote or consent of such security holders a plan or agreement for . . . A statutory merger or consolidation or similar plan or acquisition in which securities of such corporation or other person held by such security holders will become or be exchanged for securities of any person, unless the sole purpose of the transaction is to change an issuer’s domicile solely within the United States” (emphasis added).  We respectfully submit that because the treatment of Xenith restricted stock awards, restricted stock unit awards, stock options and warrants provided for in the Agreement and Plan of Reorganization (the “Merger Agreement”), dated as of February 10, 2016, by and between Xenith and the Company and described in the Registration Statement  will be effected pursuant to the terms of the relevant Xenith equity compensation plans and related award agreements and Xenith’s warrants, no consent of such security holders is required and therefore no offer or sale is involved in the exchange of such securities pursuant to the Merger Agreement.

Restricted Stock and Restricted Stock Units.  The Merger Agreement provides that Xenith’s outstanding restricted stock awards and restricted stock unit awards that become vested and/or payable by their terms as of the effective time of the merger or by reason of the completion of the merger pursuant to the terms of the relevant Xenith equity compensation plans and related award agreements will be converted automatically into the right to receive 4.4 shares of Company common stock (the “exchange ratio”), which is the same merger consideration payable to Xenith stockholders generally.  The Company advises the Staff that all of Xenith’s outstanding restricted stock awards and restricted stock unit awards will vest and/or become payable as of the effective time of the merger. As noted, the Company has registered in full all shares of Company common stock to be issued to the holders of Xenith restricted stock awards and Xenith restricted stock unit awards in the merger.

Stock Options and Warrants.  With respect to Xenith’s outstanding stock options and warrants, the Merger Agreement provides that these securities will be converted into an equivalent option or warrant, as applicable, to acquire, on the same terms and conditions as were applicable immediately prior to the effective time of the merger, a number of shares of Company common stock equal to the number of shares of Xenith common stock subject to such option or warrant immediately prior to the effective time of the merger multiplied by the exchange ratio in the merger, at a price per share equal to the price per share under such option or warrant, as applicable, divided by the exchange ratio.  We respectfully submit to the Staff that the Xenith equity compensation plans pursuant to which the Xenith stock options were granted give the board of directors of Xenith and/or its compensation committee, as the administrator of the plans, the power and authority to effect the roll-over of Xenith stock options into equivalent stock options of the Company, as the surviving corporation in the merger, and to make equitable adjustments to the number of shares subject to such options and the exercise price as set forth in the Merger Agreement without obtaining the vote or consent of the holders of Xenith stock options.  Similarly, the treatment of Xenith’s warrants as set forth in the Merger Agreement is provided for automatically in the event of a merger by the terms of Xenith’s outstanding warrants themselves (which are held by 13 holders—12 individuals, all of whom are current or former directors or executive officers of Xenith, and Xenith’s largest shareholder, an affiliate of BankCap Partners Fund I, L.P.) without obtaining the vote or consent of the holders of Xenith’s warrants.

We respectfully direct the Staff to the Preliminary Note to Rule 145, which states that the “thrust of the rule is that an offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.”  Unlike Xenith common shareholders, the holders of the securities described above that are being converted into securities of the Company are not being asked to vote or consent with respect to the merger or the conversion of their securities pursuant to the Merger Agreement, and are therefore not making any investment decision with respect to the transaction.  Therefore, the Company does not believe that an offer or sale of such Company securities themselves will occur that would require further registration of such securities.

Prospectus Cover Page

2.                                      Please also disclose the value of the merger consideration on an aggregate basis.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page.

Questions and Answers, page 1

3.                                      Please disclose here, as well as in the Summary, the ownership percentage that Xenith’s current shareholders will have in the combined company. In this regard we note your disclosure in the risk factor on page 33 and Note 25 to your consolidated financial statements on page F-69.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 17.

Summary, page 10

4.                                      Please disclose that the merger is subject to each company maintaining adjusted shareholders’ equity above certain minimum thresholds, the applicable thresholds, and how each company’s adjusted shareholders’ equity is calculated. In this regard we note your disclosures on page 233.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 18.

Unaudited Pro Forma Condensed Combined Financial Statements, page 19

5.                                      We note pro forma adjustment F in which you stated that you reversed substantially all of the valuation allowance on HRB’s net deferred tax ($60.7 million) as of December 31, 2015 based on management’s belief that it is more likely than not that the net deferred tax asset will be utilized in future years as a result of the merger. Please address the following:

•                  Provide us with a specific detailed accounting analysis that addresses the positive and negative evidence you considered in determining the reversal of the valuation allowance relating to HRB’s remaining deferred tax assets;

•                  Provide us an analysis of the projected taxable income of the combined entity and a schedule detailing the amounts and years you expect to realize the benefits from the deferred tax assets; and

•                  With regard to your projections of projected taxable income used in your analysis, identify the most significant inputs and assumptions, provide a qualitative and quantitative discussion of the inputs and assumptions to allow us to fully understand your projections, provide specific evidence which supports the inputs and assumptions, and provide a sensitivity analysis using reasonably likely alternatives for key assumptions.

Response:  The Company respectfully advises the Staff that it is providing to the Staff on a supplemental basis under separate cover and on a confidential basis the requested analyses with respect to the reversal of the valuation allowance.  Based on a telephone conversation with the Staff, these analyses have been prepared by the Company with respect to the unaudited pro forma condensed combined financial statements as of March 31, 2016 which are included in Amendment No. 1.

The Merger

Certain XBKS Unaudited Prospective Financial Information, page 186

6.                                      Please delete the statement beginning on page 187 that this information is “not being included to influence your decision whether to vote in favor of the HRB merger proposal, the XBKS merger proposal or any other proposal to be considered at the HRB special meeting or the XBKS special meeting,” and that it is being provided “solely” because it was shared with XBKS’s financial advisor. These statements unduly limit a shareholder’s reliance on the company’s disclosures and are inappropriate.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 218 and 219.

Certain HRB Unaudited Prospective Financial Information, page 9

7.                                      Please delete the statement beginning on page 202 that this information is “not being included to influence your decision whether to vote in favor of the HRB merger proposal, the XBKS merger proposal or any other proposal to be considered at the HRB special meeting or the XBKS special meeting,” and that it is being provided “solely” because it was shared with your financial advisor. These statements unduly limit a shareholder’s reliance on the company’s disclosures and are inappropriate.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 233 and 234.

Hampton Roads Bankshares, Inc.

Notes to Consolidated Financial Statements

Note (20) Income Taxes, page F-60

8.                                      We note that the reversal of a portion of the deferred tax asset valuation allowance within the fourth quarter of fiscal 2015 was based on future taxable income as noted within ASC 740-10-30. Please provide us with sufficient detailed information which supports your determination of future taxable income and your accounting for the partial reversal.

Response:  The Company respectfully advises the Staff that it is providing to the Staff on a supplemental basis under separate cover and on a confidential basis the requested analyses with respect to the Company’s determination of future taxable income and its accounting for the partial reversal of its deferred tax asset valuation allowance.

*          *           *          *           *          *

In the event that the Company requests acceleration of the effective date of the Registration Statement, as amended, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1341 or by email at MGuest@wlrk.com.

Sincerely,

/s/ Matthew M. Guest
Matthew M. Guest

cc.                                 Charles M. Johnston, Hampton Roads Bankshares, Inc.